August 26, 2009

Mail Stop 3561

Kenneth R. Trammell
Executive Vice President and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

RE: Tenneco Inc.
File No. 001-12387
Form 8-K: Filed August 6, 2009

Dear Mr. Trammell:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant